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                           August 2, 2021

       Bill Demers
       Chief Financial Officer
       POINT Biopharma Global Inc. Inc.
       4850 West 78th Street
       Indianapolis, IN 46268

                                                        Re: POINT Biopharma
Global Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 30, 2021
                                                            File No. 333-258325

       Dear Mr. Demers:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jon Stanley, Esq.